UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            BALLISTIC VENTURES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   05866A 20 8
                                 (CUSIP Number)

    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 5, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), ss.ss.240.13d-1(f) or ss.ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 05866A 20 8                                                PAGE 2 OF 4

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS     SCOTT LINES AND BRIAN LINES

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       GREAT BRITAIN
--------------------------------------------------------------------------------
  NUMBER OF SHARES             7           SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                               8           SHARED VOTING POWER
                                           3,453,550
                       ---------------------------------------------------------
                               9           SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                              10           SHARED DISPOSITIVE POWER
                                           3,453,550
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       3,453,550
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                    [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       68.0%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 05866A 20 8                                                PAGE 3 OF 4

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Ballistic Ventures, Inc. ("Ballistic"), par value $0.001. The address of the principal executive office of Ballistic is 100 Adelaide Street West #1302, Toronto, Canada M5H 1S3.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended by Scott Lines and Brian Lines, whose address is 27 Reid Street, Hamilton, Bermuda.

Scott Lines is principally employed as the Managing Director of LOM (Holdings) Ltd., 27 Reid Street, Hamilton, Bermuda. Brian Lines is principally employed as the President of LOM (Holdings) Ltd.

During the last five years, neither Scott Lines nor Brian Lines has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Scott Lines and Brian Lines are citizens of Great Britain.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Scott Lines and Brian Lines purchased 644,625 shares from May 1999 to June 2000 for cash through private placements indirectly through various entities. These shares are now held of record by Largo Flight Limited.

Effective May 31, 2000, Ballistic discontinued its operations and K2 Ventures Ltd. entered into an Escrow Agreement to effect the purchase of 2,808,925 shares from members of the former management of Ballistic. K2 Ventures Ltd. acquired the shares in consideration for the assumption of liabilities totaling approximately $89,000. The Escrow Agreement was consummated on February 5, 2002. Scott Lines and Brian Lines have the shared right to vote and dispose of these shares.

On September 12, 2003, the shares issued to K2 Ventures were transferred to other entities controlled by Scott Lines and Brian Lines as follows: 1,404,463 shares to Kashmir Overseas Holdings, Ltd. and 1,404,462 shares to Monashee Limited.

ITEM 4.  PURPOSE OF TRANSACTION.

Scott Lines and Brian Lines acquired the additional 2,808,925 shares in an effort to preserve the investment they had already made in Ballistic. Ballistic is seeking to acquire a new viable business. Accordingly, Scott Lines and Brian Lines have plans or proposals which may relate to or result in:

(a) The acquisition by any person of additional securities of Ballistic, or the disposition of securities of Ballistic;

(b)      An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving Ballistic;

(c)      A change in the present board of directors or management of Ballistic;

(d)      A material change in the present capitalization of Ballistic;


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CUSIP NO. 05866A 20 8                                                PAGE 4 OF 4


(e)      A material change in Ballistic's business or corporate structure;

(f)      Changes in Ballistic's charter or bylaws; or

(g)      Actions similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of October 15, 2003, Kashmir Overseas Holdings, Ltd. owned of record 1,404,463 shares of Ballistic's common stock, Monashee Limited owned of record 1,404,462 shares, and Largo Flight Limited owned of record 644,625 shares. Accordingly, at October 15, 2003, Scott Lines and Brian Lines beneficially owned 3,453,550 shares, which represented 68.0% of the class.

(b) As of October 15, 2003, Scott Lines and Brian Lines shared the power to vote and dispose of 3,453,550 shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, neither Scott Lines nor Brian Lines had any transactions in Ballistic common stock.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Scott Lines and Brian Lines.

(e) Scott Lines and Brian Lines continue to be the beneficial owner of more than five percent of the outstanding common stock of Ballistic.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2003                      /s/ SCOTT LINES
                                      ------------------------------------------
                                      Scott Lines

October 22, 2003                      /s/ BRIAN LINES
                                      ------------------------------------------
                                      Brian Lines